UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of January 2022

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1:	Form 6-K dated January 31, 2022 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Maloy Kumar Gupta

Name: Maloy Kumar Gupta

Title: Company Secretary

Dated: January 31, 2022

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

News Release - 1	January 31, 2022

Intimation of outcome of Board Meeting under Regulations 30, 33, 52 and 54 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015 (“SEBI Listing Regulations”)

We hereby inform you that the Board of Directors of Tata Motors Limited (‘the Company’) at its Meeting held today, i.e. January 31, 2022 has approved and taken on record the Audited Standalone Financial Results along with Auditor’s Report and the Unaudited Consolidated Financial Results along with Limited Review Report, for the quarter ended December 31, 2021, pursuant to Regulation 33 of the SEBI Listing Regulations. The said Financial Results and the Auditor’s Reports along with a Press Release are attached herewith.

The aforesaid Financial Results and the Press Release are being made available on the Company’s website at www.tatamotors.com/investor/results-press-releases/.

The Board Meeting commenced at 12:00 noon and concluded at 3:30 p.m. (IST)

News Release – 2	January 31, 2022
CONTENTS OF THE PRESS RELEASE
Tata Motors Group Results-Q3 FY22	January 31, 2022

Tata Motors Consolidated Q3 FY22 Results:

Revenue ₹ 72.2KCr, EBITDA at ₹ 7.4KCr, PBT (bei) ₹ (0.7)KCr, Auto FCF ₹ 4KCr

•	Consolidated EBITDA at 10.2% (-460 bps); EBIT at 1.7% (-470 bps)

•	JLR Revenue £4.7b down 21.2%, EBITDA at 12.0%, EBIT at 1.4%

•	CV revenue up 28.7%, EBITDA at 2.6% (-540 bps); PV revenue up 72.3%, EBITDA at 4.2% (+40 bps).

Mumbai, January 31, 2022: Tata Motors Ltd announced its results for quarter ending December 31, 2021.

		Conso (₹ Cr Ind AS)			JLR (£m, IFRS)			TML (S) (₹Cr, Ind AS)
		FY’22	Vs. PY		FY’22	Vs. PY		FY’22	Vs. PY
Q3 FY22	Net Revenue	72,229	(4.5)%		4,716	(21.2)%		20,959	43.3%
	EBITDA (%)	10.2	(460	) bps	12.0	(380	) bps	3.3	(350	) bps
	EBIT (%)	1.7	(470	) bps	1.4	(530	) bps	(1.7)	(200	) bps
	PBT (bei)	(698)	—		(9)	—		(834)	—

9M FY22	Net Revenue	200,015	24.1%		13,553	2.7%		51,302	90.1%
	EBITDA (%)	9.0	(200	) bps	9.6	(200	) bps	3.2	150	bps
	EBIT (%)	(0.3)	(32	) bps	(1.2)	(140	) bps	(2.7)	570	bps
	PBT (bei)	(6,747)	—		(421)	—		(2,942)	—

JAGUAR LAND ROVER (JLR)	TATA MOTORS (STANDALONE, INCL JO)

• Retails for Q3 down 38% to 80.1K units; • Investments: £0.5 b in products and technologies • Free Cash Flows of £164m in Q3 FY22	• Retails (Domestic): Q3 retails up 33% to 202.2K units • Investments: ₹0.9 KCr in products and technologies • Free Cash Flows of ₹ 2.0 KCr in Q3 FY22

JLR: Sales remain constrained by chip shortages with retail sales of 80,126 vehicles, down 37.6% over Q3 FY21. The chip supply situation is gradually improving with production volumes of 72,184 units up 41% over Q2 FY22 and wholesales of 69,182 units up 8% on Q2 FY22. For Q3, revenue was £4.7 billion, up 22% from Q2 FY22. EBIT margin was 1.4% and free cash flow was positive at £164 million in Q3 FY 22, demonstrating the progress JLR made in reducing the breakeven point in the business through mix optimisation and cost efficiencies.

TML: India operations showed significant revenue improvement as compared to Q3 a year ago, however commodity inflation impacted the margins. As a result, TML reported EBIT of (1.7)% and pre-tax loss (before exceptional items) of ₹ 0.8K Cr for Q3 FY22. PV business continued its turnaround journey and strengthened its double-digit market share with highest sales in any calendar year since inception. EV sales witnessed a new peak of 5,592 units in Q3 FY22.

Outlook: The demand remains strong despite near term concerns from Omicron spread. The semiconductor supply situation is improving gradually whilst inflation worries persist. Over the last two years, the resilience of the business has improved, and it is now intrinsically stronger. With concerted actions in place to address the near-term supply and cost challenges, we expect performance to improve further in Q4 FY22 and beyond.

Tata Motors Group Results-Q3 FY22	January 31, 2022

JAGUAR LAND ROVER (JLR)

HIGHLIGHTS

•	Q3 FY22 revenue of £4.7 billion up 22% from Q2, with wholesales up 8% from Q2 but down year on year

•	Q3 EBIT margin of 1.4% and free cash flow £164 million reflecting improvements in wholesales, mix and cost efficiency, while PBT was (9)m

•	Order book hits new record of c. 155,000 units, up c. 30,000, reflecting strong demand for the New Range Rover

•	Refocus transformation programme delivers £1 billion of value year to date and is now expected to achieve £1.4 billion of value in FY22, beating our £1 billion target

•

Liquidity of £6.5 billion at quarter end, including £4.5 billion of cash and a £2 billion undrawn revolving credit facility, after new £625 million amortising 5-year loan 80% guaranteed by UK Export Finance and syndicated to 12 banks

FINANCIALS

Wholesales to dealers in Q3 were 69,182 units, up 8% on Q2 FY22 with production volumes up 41% to 72,184 units. Overall, however, sales remain significantly constrained by chip shortages and low inventories with retail sales in Q3 of 80,126 vehicles, down 13.6% from Q2 FY22 and 37.6% from Q3 FY21. The mix of electrified retail sales (BEV, PHEV and MHEV) increased to 69% in Q3 compared to 53% a year ago. While regional sales broadly followed total sales, model mix was stronger with wholesales of the Range Rover model family up 30%. Demand remains strong with a record order book of almost 155,000 vehicles, up 30,000 units from Q2 reflecting strong demand for the New Range Rover, with deliveries for the model to start later in Q4 FY22.

For Q3, revenue was £4.7 billion, up 22% from Q2 FY22. EBIT margin improved from Q2 to 1.4% and free cash flow improved to £164 million, reflecting the increased wholesale volume, more favourable mix, pricing and FX, partially offset by a provision for quality campaigns. PBT was a £(9) million loss in the quarter.

The Refocus transformation programme has delivered £1 billion of value in the first three quarters of FY22 through digital initiatives, market performance, cost efficiency and investment. The programme is now expected to achieve £1.4 billion of value in FY22, beating the original £1 billion target.

LOOKING AHEAD

The semiconductor shortage is expected to continue through 2022 but is expected to gradually improve as capacity within the supply base increases, while the Company is also engaging with first-tier suppliers and directly with the chip manufacturers to secure supply longer-term. With this gradual expected improvement, Jaguar Land Rover expects Q4 profits to improve from Q3 with positive cashflow.

JLR’s medium- and longer-term financial targets under the Reimagine strategy, underpinned by the Refocus transformation programme, remain unchanged, including increasing EBIT margins to 10% or more by FY26.

Thierry Bolloré, Jaguar Land Rover’s Chief Executive Officer, said:

“Whilst semiconductor supplies have continued to constrain sales this quarter, we continue to see very strong demand for our products underlining the desirability of our vehicles. The global order book is at record levels and has grown an incredible 30,000 units for the New Range Rover before deliveries even start this Quarter. We continue to execute our Reimagine strategy to realise the full potential of the business and create the next generation of the most desirable luxury vehicles for the most discerning of customers.”

Tata Motors Group Results-Q3 FY22	January 31, 2022

TATA MOTORS (STANDALONE INCL. JOINT OPERATIONS)

HIGHLIGHTS

•	Q3 revenue at ₹ 21.0KCr, (+ 43% YoY, + 14% QoQ), strong recovery YoY

•	EBITDA 3.3% (-350 bps), EBIT at (1.7) % (-200bps), margins impacted by commodity inflation (430bps) and subsidiarization related one-off costs (80bps)

•	Free Cash Flow at ₹ 2.0 KCr.

•	CV retails: 93.1K up 24%. Market share at 45.4%. All segments in CV’s gained market share in FY22

•	CV EBITDA at 2.6% decline by 540 bps Y-o-Y due to commodity inflation

•	PV retails: 109.1K up 41%; market share strengthened further to 13% in Q3. Company posed highest ever calendar year sales, since the inception of PV business.

•	PV EBITDA at 4.2%; (+40 bps); impacted by ~200 bps due to one-off subsidiarization related costs

•	EV sales hit a new peak of 5,592 units in Q3 FY22 (+345% vs Q3 FY21); Penetration at 5.6% of PV Sales

•	Strong liquidity position as on 31st December 2021 amounting to ₹ 6.4KCr

FINANCIALS

In Q3FY22 wholesales (including exports) increased 30.4% to 200,212 units. The volumes across all segments significantly grew as compared to Q3 FY21, despite supply challenges whilst there was all round market share gains in both CV and PV. Revenue for the quarter increased 43.3% to ₹ 21.0KCr and pre-tax loss before exceptional was ₹ 834Cr (vs loss of ₹ 542Cr in Q3FY21). PBT decline was mainly caused due to commodity inflation despite improved volumes and mix. EBIT margin was (1.7) % (-200 bps) in the quarter. Free cash flow for the quarter was ₹ 2.0 KCr.

LOOKING AHEAD

The demand situation continues to remain strong despite near term concerns from Omicron spread. Supply situation is gradually improving. Sharp commodity inflation continues to remain a challenge. Sequential improvement in overall performance is expected to continue in Q4 FY22 and beyond, and we target to be EBIT and free cash flow positive in Q4 FY22. We continue with our efforts to unlock the supply bottlenecks by working proactively with our vendor partners. Additionally, in Commercial Vehicles, the focus remains to grow the market share across segments and restore margins as commodity inflation stabilizes. In Passenger Vehicles, the company will continue to accelerate sales further whilst improving profitability and managing supply bottlenecks. In Electric Vehicles, the Company will drive up penetration and accelerate sales further and complete the conditions precedent for securing closure of the TPG Rise Climate investment and drawdown Tranche 1.

Girish Wagh, Executive Director Tata Motors Ltd said:

“The auto industry continued to witness rising demand in most segments even as the supply of semiconductors remained restricted resulting in adverse impact on production. At Tata Motors, our agility in both planning and execution, helped optimize production to deliver another strong quarter with accelerated sales. We continue to increase market share in every segment of commercial vehicles and set several new milestones in passenger vehicles with decade high sales for both the quarter as well as the calendar year 2021. We also recorded the highest ever EV sales during the quarter and sold 10,000 EVs in 9MFY22, crossing new milestones. At the time of publishing results, we have operationalized two subsidiaries- Tata Motors Passenger Vehicles Ltd. focusing on passenger vehicles powered by IC engines and Tata Passenger Electric Mobility Limited to accelerate the development of the passenger EV business and its enabling ecosystem.

Looking ahead, we expect the demand for commercial, passenger and electric vehicles to sustain even as concerns related to supply of semiconductors, high input costs and rising instances of covid keep the overall situation fluid. We will remain agile, address supply bottlenecks proactively, drive our savings program harder, take prudent pricing actions while continuing to make good progress in our future-fit initiatives of transforming customer experience digitally and strengthening our lead in sustainable mobility.”

Tata Motors Group Results-Q3 FY22	January 31, 2022

ADDITIONAL COMMENTARY ON FINANCIAL STATEMENTS

(CONSOLIDATED NUMBERS, IND AS)

FINANCE COSTS

Finance costs increased by ₹ 275Cr to ₹ 2,401Cr during Q3FY’22 vs prior year due to higher gross borrowings as compared to Q3’FY21.

JOINT VENTURES, ASSOCIATES AND OTHER INCOME

For the quarter, net loss from joint ventures and associates amounted to ₹ 113Cr compared with a loss of ₹ 281Cr in prior year. Other income (excluding grants) was ₹ 197Cr versus ₹ 166Cr in the prior year

Passenger Vehicle (PV) division revenues and expenses (including FIAPL) is presented as “Discontinued Operations” in the standalone financials (SEBI results) with the net result of PV division being disclosed as a single amount as profit or loss from Discontinued Operations. After roll back of depreciation of PV assets of Rs. 527 cr, the profit before tax (after exceptional item) from Discontinued Operations was Rs. 835 cr (as compared to Rs. -381 cr in Q3FY21).

FREE CASH FLOWS

Free cash flow (automotive) in the quarter, was positive at ₹ 4.0 KCr (as compared to positive ₹ 7.9K Cr in Q3 FY 21)

Notes: Joint Operations refers to Fiat Automobiles Pvt Ltd and Tata Cummins Pvt Ltd

For further information contact

Corporate Communications, Tata Motors Limited

Phone: 00 91 22 6665 7289; www.tatamotors.com

News Release – 3	January 31, 2022

Independent Auditors Report (Consolidated)

B S R & Co. LLP Chartered Accountants 8th floor, Business Plaza, Westin Hotel Campus, 36/3-B, Koregaon Park Annex, Mundhwa Road, Ghorpadi, Pune - 411001, India	Telephone: +91 20 6747 7300 Fax: +91 20 6747 7310

Limited Review Report on unaudited consolidated financial results of Tata Motors Limited for the quarter ended 31 December 2021 and year-to-date results for the period from 1 April 2021 to 31 December 2021 pursuant to Regulation 33 and Regulation 52(4) read with Regulation 63(2) of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To the Board of Directors of

Tata Motors Limited

1.

We have reviewed the accompanying Statement of unaudited consolidated financial results of Tata Motors Limited (“the Parent”), and its subsidiaries (the Parent and its subsidiaries together referred to as “the Group”) and its share of the net loss after tax and total comprehensive loss of its associates and joint ventures for the quarter ended 31 December 2021 and year-to-date results for the period from 1 April 2021 to 31 December 2021 (“the Statement”), being submitted by the Parent pursuant to the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63(2) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘Listing Regulations’).

2.

This Statement, which is the responsibility of the Parent’s management and approved by the Parent’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”), prescribed under Section 133 of the Companies Act, 2013, and other accounting principles generally accepted in India and in compliance with Regulation 33 and Regulation 52(4) read with Regulation 63(2) of the Listing Regulations. Our responsibility is to express a conclusion on the Statement based on our review.

3.

We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the circular issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the entities mentioned in Annexure I.

5.

Based on our review conducted and procedures performed as stated in paragraph 3 above and based on the consideration of the review reports of the other auditors referred to in paragraphs 8 and 9 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standard and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 and Regulation 52(4) read with Regulation 63(2) of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

6.

We draw attention to Note 2 to the unaudited consolidated financial results, which describes the economic and social consequences/disruption the Group is facing as a result of COVID-19 which is impacting supply chains / consumer demand/ financial markets/commodity prices/ personnel available for work.

B S R & Co. (a partnership firm with Registration No. BA61223) converted into B S R & Co. LLP (a Limited Liability Partnership with LLP Registration No. AAB-8181) with effect from October 14, 2013	Registered Office: 14th Floor, Central B Wing and North C Wing, Nesco IT Park 4, Nesco Center, Western Express Highway, Goregaon (East), Mumbai – 400063

B S R & Co. LLP

Our conclusion is not modified in respect of this matter.

7.

The re-appointment of the erstwhile CEO and Managing Director of the Parent for the period 15 February 2021 to 30 June 2021 and the related remuneration is subject to approval of the Central Government since the erstwhile CEO and Managing Director was a non-resident. The Parent has filed the necessary application and is awaiting approval. Our conclusion is not modified in respect of this matter.

8.

Two step down subsidiaries are located outside India whose interim financial statements/financial information/financial results and other financial information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been audited by other auditors under generally accepted auditing standards applicable in their respective countries. The Parent’s management has converted the interim financial statements/financial information/financial results of such step down subsidiaries located outside India from accounting principles generally accepted in their respective countries to accounting principles generally accepted in India. We have reviewed these conversion adjustments made by the Parent’s management. Our opinion in so far as it relates to the balances and affairs of such step down subsidiaries located outside India is based on the reports of other auditors and the conversion adjustments prepared by the management of the Parent and reviewed by us.

Our conclusion is not modified in respect of this matter.

9.

We did not review the interim financial statements/financial information/financial results of one joint operation included in the audited standalone interim financial statements /financial information/ financial results of the Parent, whose results reflect total revenues (before consolidation adjustments) of Rs. 3,889.69 crores and Rs. 10,213.55 crores, total net profit after tax (before consolidation adjustments) of Rs. 208.03 crores and Rs. 399.34 crores and total comprehensive income (before consolidation adjustments) of Rs. 208.16 crores and Rs. 400.08 crores, for the quarter ended 31 December 2021 and for the period from 1 April 2021 to 31 December 2021 respectively, as considered in the respective audited standalone interim financial statements /financial information/ financial results of the Parent. The interim financial statements/financial information/financial results of this joint operation has been audited by the other auditor whose report has been furnished to us, and our conclusion in so far as it relates to the amounts and disclosures included in respect of this joint operation, is based solely on the report of such other auditor and the procedures performed by us as stated in paragraph 3 above.

We did not review the interim financial statements /financial information/ financial results of one subsidiary and 72 step-down subsidiaries included in the Statement, whose interim financial statements /financial information/ financial results reflect total revenues (before consolidation adjustments) of Rs. 49,933.78 crores and Rs. 145,098.21 crores, total net loss after tax (before consolidation adjustments) of Rs. 390.20 crores and Rs. 6,821.23 crores and total comprehensive income/ (loss) (before consolidation adjustments) of Rs. 116.32 crores and Rs. (8,858.53) crores, for the quarter ended 31 December 2021 and for the period from 1 April 2021 to 31 December 2021 respectively, as considered in the unaudited consolidated financial results. The unaudited consolidated financial results also include the Group’s share of net loss after tax (net) of Rs. 150.26 crores and Rs. 240.77 crores and total comprehensive loss (net) of Rs. 150.26 crores and Rs. 240.77 crores, for the quarter ended 31 December 2021 and for the period from 1 April 2021 to 31 December 2021 respectively as considered in the Statement, in respect of six associates and one joint venture, whose interim financial statements /financial information/ financial results have not been reviewed by us.These interim financial statements /financial information/ financial results have been reviewed by other auditors whose reports have been furnished to us by the Parent’s management and our conclusion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiary, step-down subsidiaries, associates and joint venture, is based solely on the reports of the other auditors and the procedures performed by us as stated in paragraph 3 above.

Our conclusion is not modified in respect of this matter.

B S R & Co. LLP

10.

The Statement includes the interim financial statements /financial information/ financial results of eleven subsidiaries and twelve step-down subsidiaries which have not been reviewed, whose interim financial statements /financial information/ financial results reflect total revenues (before consolidation adjustments) of Rs. 207.01 crores and Rs. 655.61 crores, total net profit after tax (before consolidation adjustments) of Rs. 65.43 crores and Rs. 97.61 crores and total comprehensive income (before consolidation adjustments) of Rs. 65.47 crores and Rs. 97.37 crores, for the quarter ended 31 December 2021 and for the period from 1 April 2021 to 31 December 2021 respectively, as considered in the Statement. The Statement also includes the Group’s share of net profit after tax of Rs. 34.87 crores and Rs. 59.32 crores and total comprehensive income of Rs. 33.81 crores and Rs. 59.32 crores, for the quarter ended 31 December 2021 and for the period from 1 April 2021 to 31 December 2021 respectively as considered in the unaudited consolidated financial results, in respect of four associates and two joint ventures, based on their interim financial statements /financial information/ financial results which have not been reviewed. According to the information and explanations given to us by the Parent’s management, these interim financial statements /financial information/ financial results are not material to the Group.

Our conclusion is not modified in respect of this matter.

For B S R & Co. LLP

Chartered Accountants

Firm’s Registration No.:101248W/W-100022

Shiraz Vastani

Partner

Pune	Membership No.: 103334
31 January 2022	UDIN:22103334AAAAAI2379

B S R & Co. LLP

Annexure I

List of entities included in unaudited consolidated financial results.

Sr. No	Name of component	Relationship

1	TML Business Services Limited (Name changed from Concorde Motors (India) Limited w.e.f March 31, 2020).	Subsidiary

2	Tata Motors European Technical Centre PLC	Subsidiary

3	Tata Motors Insurance Broking and Advisory Services Limited	Subsidiary

4	TMF Holdings Limited	Subsidiary

5	TML Holdings Pte. Limited	Subsidiary

6	TML Distribution Company Limited	Subsidiary

7	Tata Hispano Motors Carrocera S.A.	Subsidiary

8	Tata Hispano Motors Carrocerries Maghreb SA	Subsidiary

9	Trilix S.r.l.	Subsidiary

10	Tata Precision Industries Pte. Limited	Subsidiary

11	Tata Technologies Limited	Subsidiary

12	Tata Marcopolo Motors Limited	Subsidiary

13	Brabo Robotics and Automation Limited (Incorporated with effect from 17 July 2019)	Subsidiary

14	JT Special Vehicles Private Limited	Subsidiary

15	TML CV Mobility Solutions Limited	Subsidiary

16	Tata Motors Passenger Vehicles Limited	Step down subsidiary

17	Tata Daewoo Commercial Vehicle Company Limited	Step down subsidiary

18	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited	Step down subsidiary

B S R & Co. LLP

19	Tata Motors (Thailand) Limited	Step down subsidiary

20	Tata Motors (SA) (Proprietary) Limited	Step down subsidiary

21	PT Tata Motors Indonesia	Step down subsidiary

22	PT Tata Motors Distribusi Indonesia	Step down subsidiary

23	TMNL Motor Services Nigeria Limited	Step down subsidiary

24	Jaguar Land Rover Automotive PLC	Step down subsidiary

25	Jaguar Land Rover Holdings Limited	Step down subsidiary

26	Jaguar Land Rover Limited	Step down subsidiary

27	Jaguar Land Rover (China) Investment Co. Ltd	Step down subsidiary

28	Limited Liability Company “Jaguar Land Rover” (Russia)	Step down subsidiary

29	In-Car Ventures Limited	Step down subsidiary

30	Shanghai Jaguar Land Rover Automotive Services Company Limited	Step down subsidiary

31	Jaguar Land Rover Austria GmbH	Step down subsidiary

32	Jaguar Land Rover Japan Limited	Step down subsidiary

33	JLR Nominee Company Limited	Step down subsidiary

34	Jaguar Land Rover Deutschland GmbH	Step down subsidiary

35	Jaguar Land Rover Classic Deutschland GmbH	Step down subsidiary

36	Jaguar Land Rover North America LLC	Step down subsidiary

37	Jaguar Land Rover Nederland BV	Step down subsidiary

38	Jaguar Land Rover Portugal - Veículos e Peças, Lda	Step down subsidiary

39	Jaguar Land Rover Australia Pty Limited	Step down subsidiary

B S R & Co. LLP

40	Jaguar Land Rover Italia Spa	Step down subsidiary

41	Jaguar Land Rover Korea Company Limited	Step down subsidiary

42	Jaguar Land Rover Canada ULC	Step down subsidiary

43	Jaguar Land Rover France, SAS	Step down subsidiary

44	Jaguar e Land Rover Brasil Indústria e Comércio de Veículos LTDA	Step down subsidiary

45	Jaguar Land Rover (South Africa) Holdings Limited	Step down subsidiary

46	Jaguar Land Rover India Limited	Step down subsidiary

47	Jaguar Land Rover Espana SL	Step down subsidiary

48	Jaguar Land Rover Belux NV	Step down subsidiary

49	Jaguar Cars South Africa (Pty) Limited	Step down subsidiary

50	Jaguar Cars Limited	Step down subsidiary

51	Land Rover Exports Limited	Step down subsidiary

52	Land Rover Ireland Limited	Step down subsidiary

53	The Daimler Motor Company Limited	Step down subsidiary

54	Daimler Transport Vehicles Limited	Step down subsidiary

55	S.S. Cars Limited	Step down subsidiary

56	The Lanchester Motor Company Limited	Step down subsidiary

57	Jaguar Land Rover Pension Trustees Limited	Step down subsidiary

58	Jaguar Land Rover Slovakia s.r.o	Step down subsidiary

59	Jaguar Land Rover Singapore Pte. Ltd.	Step down subsidiary

60	Jaguar Racing Limited	Step down subsidiary

B S R & Co. LLP

61	InMotion Ventures Limited	Step down subsidiary

62	Jaguar Land Rover Colombia S.A.S	Step down subsidiary

63	Jaguar Land Rover Ireland (Services) Limited	Step down subsidiary

64	Jaguar Land Rover Mexico, SAPi de CV	Step down subsidiary

65	Jaguar Land Rover Servicios Mexico, S.A. de C.V.	Step down subsidiary

66	Jaguar Land Rover Taiwan Company LTD	Step down subsidiary

67	Jaguar Land Rover Classic USA LLC	Step down subsidiary

68	Jaguar Land Rover Hungary KFT	Step down subsidiary

69	Jaguar Land Rover Ventures Limited	Step down subsidiary

70	Spark44 (JV) Limited	Step down subsidiary

71	Bowler Motors Limited	Step down subsidiary

72	Jaguar Land Rover (Ningbo) Trading Co. Limited	Step down subsidiary

73	Spark44 Pty. Ltd. (Sydney)	Step down subsidiary

74	Spark44 GMBH (Frankfurt)	Step down subsidiary

75	Spark44 LLC (LA & NYC)	Step down subsidiary

76	Spark44 Shanghai Limited (Shanghai)	Step down subsidiary

77	Spark44 Middle East DMCC (Dubai)	Step down subsidiary

78	Spark44 Demand Creation Partners Private Limited	Step down subsidiary

79	Spark44 Limited (London & Birmingham)	Step down subsidiary

80	Spark44 Singapore Pte Ltd	Step down subsidiary

81	Spark44 Communication SL (Madrid)	Step down subsidiary

82	Spark44 SRL (Rome)	Step down subsidiary

B S R & Co. LLP

83	Spark44 Seoul Limited (Seoul)	Step down subsidiary

84	Spark44 Japan KK (Tokyo)	Step down subsidiary

85	Spark44 Canada Inc (Toronto)	Step down subsidiary

86	Spark44 Pty. Limited (South Africa)	Step down subsidiary

87	Spark44 Taiwan Limited (Taiwan)	Step down subsidiary

88	Spark44 Colombia S.A.S (Colombia)	Step down subsidiary

89	Jaguar Land Rover (South Africa) (Pty) Limited	Step down subsidiary

90	InMotion Ventures 2 Limited	Step down subsidiary

91	InMotion Ventures 3 Limited	Step down subsidiary

92	Tata Technologies Pte. Limited	Step down subsidiary

93	Tata Technologies (Thailand) Limited	Step down subsidiary

94	Tata Technologies Inc.	Step down subsidiary

95	Tata Manufacturing Technologies (Shanghai) Co. Limited	Step down subsidiary

96	INCAT International Plc.	Step down subsidiary

97	Tata Technologies Europe Limited	Step down subsidiary

98	Tata Technologies Nordics AB (formerly known as Escenda Engineering AB)	Step down subsidiary

99	Tata Technologies de Mexico, S.A. de C.V.	Step down subsidiary

100	Cambric Limited	Step down subsidiary

101	Incat Gmbh	Step down subsidiary

102	Tata Technlogies SRL Romania	Step down subsidiary

103	Tata Motors Finance Solutions Limited	Step down subsidiary

104	Tata Motors Finance Limited	Step down subsidiary

B S R & Co. LLP

105	Tata Passenger Electric Mobility Ltd. (Incorporated on December 21, 2021)	Subsidiary

106	Jaguar Cars Finance Limited	Associate

107	Synaptiv Limited	Associate

108	Cloud Car Inc	Associate

109	Drive Club Service Pte Ltd	Associate

110	Automobile Corporation of Goa Limited	Associate

111	Nita Company Limited	Associate

112	Tata Hitachi Construction Machinery Company Private Limited	Associate

113	Tata Precision Industries (India) Limited	Associate

114	Tata AutoComp Systems Limited	Associate

115	Jaguar Land Rover Schweiz AG	Joint Venture

116	Inchcape JLR Europe Limited	Associate

117	Tata Cummins Private Limited	Joint operation

118	Fiat India Automobiles Private Limited	Joint operation

119	Chery Jaguar Land Rover Automotive Company Limited	Joint venture

120	Tata HAL Technologies Limited	Joint venture

121	Loginomic Tech Solutions Private Limited	Joint venture

News Release – 4	January 31, 2022

Consolidated Financial Results

TATA MOTORS LIMITED

Regd. Office: Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2021

		Quarter ended				Nine months ended		Year ended
		December 31,		September 30,	December 31,	December 31		March 31,
		2021			2020	2021	2020	2021
Particulars		Unaudited						Audited
	Revenue from operations
I	(a) Revenue		71,406.77	60,435.92	74,878.98	197,378.07	159,199.86	246,972.17
	(b) Other operating revenues		822.52	942.90	774.81	2,636.49	1,966.99	2,822.58
	Total revenue from operations (a)+(b)		72,229.29	61,378.82	75,653.79	200,014.56	161,166.85	249,794.75
II	Other income (includes government incentives)		702.57	866.91	712.00	2,151.08	1,951.75	2,643.19
III	Total Income (I + II)		72,931.86	62,245.73	76,365.79	202,165.64	163,118.60	252,437.94
IV	Expenses
	(a) Cost of materials consumed
	(i) Cost of materials consumed		41,616.79	33,078.88	45,242.11	112,008.05	89,190.62	141,392.43
	(ii) Basis adjustment on hedge accounted derivatives		352.58	372.33	11.24	943.36	(34.59)	(35.16)
	(b) Purchase of products for sale		4,874.09	4,471.99	3,626.46	13,023.83	8,437.12	12,250.09
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		(794.71)	3,167.30	(970.09)	3,714.15	3,705.14	4,684.16
	(d) Employee benefits expense (refer note 8)		7,651.04	7,133.36	7,562.24	22,779.10	19,665.49	27,648.48
	(e) Finance costs		2,400.74	2,327.30	2,125.93	6,931.34	5,952.34	8,097.17
	(f) Foreign exchange (gain)/loss (net)		(313.78)	(66.76)	(623.09)	(365.65)	(1,103.22)	(1,732.15)
	(g) Depreciation and amortisation expense		6,078.13	6,123.32	6,128.75	18,403.58	17,329.59	23,546.71
	(h) Product development/engineering expenses		2,292.60	2,120.83	1,248.32	6,457.03	3,354.42	5,226.63
	(i) Other expenses		12,935.01	10,464.80	10,691.32	35,493.29	28,320.57	40,921.97
	(j) Amount transferred to capital and other account		(3,462.35)	(3,480.52)	(3,267.42)	(10,475.90)	(9,282.40)	(12,849.13)
	Totalexpenses (IV)		73,630.14	65,712.83	71,775.77	208,912.18	165,535.08	249,151.20
V	Profit/(loss) before exceptional items and tax (III - IV)		(698.28)	(3,467.10)	4,590.02	(6,746.54)	(2,416.48)	3,286.74
VI	Exceptional Items
	(a) Defined benefit pension plan amendment past service cost		—	—	84.81	—	84.81	84.81
	(b) Employee separation cost		0.10	6.64	340.63	7.87	343.24	459.90
	(c) Charge associated with change in JLR strategy		—	—	—	—	—	14,994.30
	(d) Write off/provision (reversal) for tangible/intangible assets (including under development)		—	—	—	—	—	114.00
	(e) Impairment losses/(Reversal) in Passenger Vehicle Business		—	—	—	—	—	(1,182.41)
	(f) Provision/(Reversal) for onerous contracts and related supplier claims		—	—	—	—	—	(663.00)
	(g) Reversal for cost of closure of operation of a subsidiary		—	(2.19)	(2.81)	(3.32)	(13.52)	(46.58)
	(h) Reversal of Impairment in subsidiaries (refer note 10)		(86.26)	—	—	(86.26)	—	—
	(i) Others (refer note 4)		—	—	—	(2.52)		—
VII	Profit/(loss) before tax (V—VI)		(612.12)	(3,471.55)	4,167.39	(6,662.31)	(2,831.01)	(10,474.28)
VIII	Tax expense/(credit) (net)
	(a) Current tax		616.33	683.49	675.45	1,744.16	1,551.71	1,710.18
	(b) Deferred tax		109.72	321.57	269.73	1,728.91	1,122.57	831.68
	Total tax expense/(credit) (net) (refer note 5)		726.05	1,005.06	945.18	3,473.07	2,674.28	2,541.86
IX	Profit/(Loss) for the period/year from continuing operations (VII - VIII)		(1,338.17)	(4,476.61)	3,222.21	(10,135.38)	(5,505.29)	(13,016.14)
X	Share of profit/(loss) of joint ventures and associates (net)		(112.88)	61.07	(280.73)	(181.33)	(304.47)	(378.96)
XI	Profit/(Loss) for the period/year (IX + X)		(1,451.05)	(4,415.54)	2,941.48	(10,316.71)	(5,809.76)	(13,395.10)
	Attributable to:
	(a) Shareholders of the Company		(1,516.14)	(4,441.57)	2,906.45	(10,408.63)	(5,845.99)	(13,451.39)
	(b) Non-controlling interests		65.09	26.03	35.03	91.92	36.23	56.29
XII	Other comprehensive income/(loss)
	(A) (i) Items that will not be reclassified to profit or loss		1,467.85	229.92	(2,084.73)	1,160.12	(11,037.97)	(6,866.99)
	(ii) Income tax(expense)/credit relating to items that will not be reclassified to profit or loss		(383.25)	(31.02)	433.50	609.00	2,143.93	1,369.11
	(B) (i) Items that will be reclassified to profit or loss		(876.75)	(4,056.63)	5,819.99	(4,546.00)	9,955.11	9,517.24
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss		215.74	702.38	(621.01)	997.01	(1,247.65)	(1,100.02)
	Total other comprehensive income/(loss)		423.59	(3,155.35)	3,547.75	(1,779.87)	(186.58)	2,919.34
XIII	Total comprehensive income/(loss) for the period/year (net of tax) (XI + XII)		(1,027.46)	(7,570.89)	6,489.23	(12,096.58)	(5,996.34)	(10,475.76)
	Attributable to:
	(a) Shareholders of the Company		(1,092.09)	(7,586.61)	6,438.70	(12,188.61)	(6,048.58)	(10,551.20)
	(b) Non-controlling interests		64.63	15.72	50.53	92.03	52.24	75.44
XIV	Paid-up equity share capital (face value of ₹2 each)		765.86	765.81	719.54	765.86	719.54	765.81
XV	Reserves excluding revaluation reserves							54,480.91
XVI	Earnings per share (EPS)
	A. Ordinary shares (face value of ₹2 each)
	(a) Basic EPS	₹	(3.96)	(11.60)	8.07	(27.18)	(16.25)	(36.99)
	(b) Diluted EPS	₹	(3.96)	(11.60)	8.04	(27.18)	(16.25)	(36.99)
	B. ‘A’ Ordinary shares (face value of ₹2 each)
	(a) Basic EPS	₹	(3.96)	(11.60)	8.17	(27.18)	(16.25)	(36.99)
	(b) Diluted EPS	₹	(3.96)	(11.60)	8.14	(27.18)	(16.25)	(36.99)
			Not annualised

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The Company provides financing for vehicles sold by dealers in India. The vehicle financing is intended to drive sale of vehicles by providing financing to the dealers’ customers and as such is an integral part of automotive business. The operating results for Vehicle Financing has been adjusted only for finance cost for the borrowings sourced by this segment.

Operating segments consist of :

a)	Automotive: The Automotive segment consists of four reportable sub-segments: Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Financing.

b)	Others: Others consist of IT services and Insurance Broking services.

This segment information is provided to and reviewed by Chief Operating Decision Maker (CODM).

	Particulars	Quarter ended			Nine months ended		(₹ in crores) Year ended
		December 31,	September 30,	December 31,	December 31		March 31,
		2021		2020	2021	2020	2021
		Unaudited					Audited
A.	Segment Revenue :
	Revenue from operations
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	13,785.60	12,119.07	10,388.19	33,758.43	18,770.33	33,104.14
	(b) Passenger Vehicle	8,492.60	7,336.81	4,933.02	21,023.58	10,131.06	16,606.24
	(c) Corporate/Unallocable	42.73	49.33	68.99	130.20	135.47	282.76
	- Vehicle Financing	1,181.62	1,258.07	1,219.66	3,499.54	3,260.98	4,490.45
	- Jaguar and Land Rover	47,915.13	39,963.67	58,606.10	139,674.17	127,748.10	193,822.71
	Less: Intra segment eliminations	(23.42)	(22.89)	(17.68)	(71.96)	(65.85)	(125.28)

	-Total	71,394.26	60,704.06	75,198.28	198,013.96	159,980.09	248,181.02
II.	Others	1,114.15	955.22	712.71	2,822.00	1,893.47	2,612.46

	Total Segment Revenue	72,508.41	61,659.28	75,910.99	200,835.96	161,873.56	250,793.48
	Less: Inter segment revenue	(279.12)	(280.46)	(257.20)	(821.40)	(706.71)	(998.73)

	Revenue from Operations	72,229.29	61,378.82	75,653.79	200,014.56	161,166.85	249,794.75

B.	Segment results before other income (excluding Government Incentives), finance costs, foreign exchange gain/(loss) (net), exceptional items and tax:
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	(62.14)	(74.27)	367.86	(463.16)	(1,107.32)	(305.44)
	(b) Passenger Vehicle	(297.13)	(161.98)	(291.39)	(800.85)	(1,386.33)	(1,564.16)
	(c) Corporate/Unallocable	16.05	(85.47)	6.96	(108.70)	(70.43)	(74.89)
	- Vehicle Financing (net off finance costs pertaining to borrowings sourced by the segment)	(49.52)	319.78	(7.57)	(212.03)	(86.77)	(57.45)
	- Jaguar and Land Rover	699.86	(2,320.80)	5,013.57	(1,853.67)	2,095.65	7,691.03

	-Total	307.12	(2,322.74)	5,089.43	(3,438.41)	(555.20)	5,689.09
II.	Others	198.69	147.85	96.12	453.75	201.48	319.47

	Total Segment results	505.81	(2,174.89)	5,185.55	(2,984.66)	(353.72)	6,008.56
	Less: Inter segment eliminations	26.07	41.99	31.43	65.88	60.40	66.70

	Net Segment results	531.88	(2,132.90)	5,216.98	(2,918.78)	(293.32)	6,075.26
	Add/(Less) : Other income (excluding Government Incentives)	196.96	249.09	165.84	686.50	583.32	725.05
	Add/(Less) : Finance costs (excluding pertaining to borrowings sourced by the vehicle finance segment)	(1,740.90)	(1,650.05)	(1,415.89)	(4,879.91)	(3,809.70)	(5,245.72)
	Add/(Less) : Foreign exchange gain/(loss) (net)	313.78	66.76	623.09	365.65	1,103.22	1,732.15
	Add/(Less) : Exceptional items
	- Tata and other brands vehicles
	(a) Commercial Vehicle	(0.61)	1.15	(52.45)	3.06	(44.35)	(53.66)
	(b) Passenger Vehicle	86.26	(0.28)	(8.51)	85.98	(8.51)	1,673.71
	(c) Corporate/Unallocable	0.51	(4.21)	(5.27)	(3.70)	(5.27)	(24.96)
	- Jaguar and Land Rover	—	—	—	—	(356.40)	(15,350.70)
	- Others	—	(1.11)	(356.40)	(1.11)	—	(5.41)

	Total Profit/(loss) before tax	(612.12)	(3,471.55)	4,167.39	(6,662.31)	(2,831.01)	(10,474.28)

		As at September 30,	As at December 31,		As at March 31,
		2021	2021	2020	2021
C.	Segment Assets	Unaudited	Unaudited		Audited
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	28,061.26	28,628.67	27,340.54	27,086.92
	(b) Passenger Vehicle	17,116.95	19,506.96	15,183.69	16,296.91
	(c) Corporate/Unallocable - (including assets classified as held for sale)	2,350.09	795.43	2,215.03	2,306.98
	- Vehicle Financing (including assets classified as held for sale)	36,452.88	36,924.86	37,800.27	39,565.55
	- Jaguar and Land Rover (including assets classified as held for sale)	165,475.11	170,271.77	188,228.77	179,341.50

	-Total	249,456.29	256,127.69	270,768.30	264,597.86
II.	(a) Others	3,041.28	3,327.93	2,481.03	2,477.58

	Total Segment Assets	252,497.57	259,455.62	273,249.33	267,075.44
	Less: Inter segment eliminations	(1,222.53)	(1,222.00)	(1,289.74)	(1,269.89)

	Net Segment Assets	251,275.04	258,233.62	271,959.59	265,805.55
	Investment in equity accounted investees
	- Tata and other brands vehicles - Corporate/Unallocable	454.28	485.63	433.01	427.14
	- Jaguar and Land Rover	3,187.10	3,092.42	3,275.23	3,182.53
	- Others	587.24	590.81	573.86	591.12
	Add : Unallocable assets	58,631.04	63,310.44	65,110.16	73,119.46

	Total Assets	314,134.70	325,712.92	341,351.85	343,125.80

D.	Segment Liabilities
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	16,312.74	18,434.01	15,866.16	18,038.77
	(b) Passenger Vehicle	6,971.43	8,288.98	6,029.41	6,035.88
	(c) Corporate/Unallocable	1,217.52	1,171.46	1,091.75	1,106.16
	- Vehicle Financing	886.83	1,105.33	679.16	837.32
	- Jaguar and Land Rover (including liabilities for assets classified as held for sale)	90,246.82	93,062.35	109,884.39	114,420.20

	-Total	115,635.34	122,062.13	133,550.87	140,438.33
II.	(a) Others	1,654.45	1,708.29	826.31	1,508.46

	Total Segment Liabilities	117,289.79	123,770.42	134,377.18	141,946.79
	Less: Inter segment eliminations	(264.71)	(283.64)	(286.59)	(271.47)

	Net Segment Liabilities	117,025.08	123,486.78	134,090.59	141,675.32
	Add : Unallocable liabilities	150,600.10	156,342.66	149,018.19	144,630.27

	Total Liabilities	267,625.18	279,829.44	283,108.78	286,305.59

Notes:-

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on January 31, 2022.

2)

COVID-19 pandemic has rapidly spread throughout the world, including India. Governments in India and across the world have taken significant measures to curb the spread of the virus including imposing mandatory lockdowns and restrictions in activities. Consequently, Company’s manufacturing plants and offices had to be closed down / operate under restrictions for a considerable period of time. Lockdowns / restrictions have impacted the Company operationally including on commodity prices, supply chain matters (including semiconductor supplies), consumer demand and recoveries of loans under its vehicle financing business. More recently, the next wave of the pandemic has impacted India and other countries. The Company is monitoring the situation closely taking into account the increasing level of infections in India and across the world and directives from the various Governments. Management believes that it has taken into account all the possible impacts of known events arising from COVID-19 pandemic in the preparation of the financial results including but not limited to its assessment of Company’s liquidity and going concern, recoverable values of its property, plant and equipment, intangible assets, intangible assets under development, allowances for losses for finance receivables and the net realisable values of other assets. However, given the effect of these lockdowns and restrictions on the overall economic activity and in particular on the automotive industry, the impact assessment of COVID-19 on the above mentioned financial statement captions is subject to significant estimation uncertainties due to its nature and duration and, accordingly, the actual impacts in future may be different from those estimated as at the date of approval of these financial results. The Company will continue to monitor any material changes to future economic conditions and consequential impact on its financial results.

3)

During the year ended March 31, 2020, the Company had allotted 20,16,23,407 Ordinary Shares at a price of ₹ 150 per Ordinary Share aggregating to ₹ 3,024.35 crores and 23,13,33,871 Convertible Warrants (‘Warrants’), each carrying a right to subscribe to one Ordinary Share per Warrant, at a price of ₹ 150 per Warrant (‘Warrant Price’), aggregating to ₹ 3,470.00 crores on a preferential basis to Tata Sons Private Limited. An amount equivalent to 25% of the Warrant Price was paid at the time of subscription and the balance 75% of the Warrant Price was payable by the Warrant holder against each Warrant at the time of allotment of Ordinary Shares pursuant to exercise of the options attached to Warrant(s) to subscribe to Ordinary Share(s), by June 2021. The Company has fully utilized the amount of ₹ 3,891.85 crores towards repayment of debt, and other general corporate purposes of the Company and its subsidiaries. During the year ended March 31, 2021, on exercise of options by Tata Sons Private Ltd and on receipt of balance subscription money of ₹ 2,602.51 crores, the Company has fully converted 23,13,33,871 convertible warrants into Ordinary Shares. As at December 31,2021 the Company has utilised amount of ₹ 2,302.50 crores towards repayment of debt, and other general corporate purposes of the Company.

4)

During the nine months ended December 31, 2021, the Company has completed the sale of certain assets related to defence business to Tata Advanced Systems Limited (TASL) for sale consideration of ₹ 234.09 crores againts the Net Assets of ₹ 231.57 crores resulting in a gain of ₹ 2.52 crores recorded as an exceptional item in Statement of Profit and Loss.

5)	Despite a loss during the nine months ended December 31, 2021, a tax charge of ₹ 3,221.85 crores (£314.53 million) was incurred at Jaguar Land Rover as a result of:

i)	Inability to recognise UK deferred tax assets arising in the period due to current UK loss profile;

ii)

Non-recognition of UK deferred tax assets relating to pension and hedging movements in other reserves amounting to ₹ 1,444.32 crores (£141 million), of which ₹ 932.15 crores (£91 million) arises in consequence of the recently announced increase in future UK Corporation Tax rate to 25% from April 01, 2023 (currently 19%).

6)

During the nine months ended December 31, 2021, the JLRA plc Board approved a resolution to sell its share of the equity of Spark44 (JV) Limited subject to certain restructuring actions being completed by the Spark44 Group, which are also approved by Spark44 Board. Thus, Spark44’s assets of ₹ 220.96 crores (£22.00 million) and liabilities of ₹ 120.32 crores (£11.98 million) has been classified as “held for sale” as at December 31, 2021. The sale of JLR’s equity in Spark44 is deemed to be highly probable and the Spark44 business is available for immediate sale in its present condition. Also, other fixed assets amouting to ₹ 78.42 crores has been classified as held for sale for JLR and TML Business Services Limited.

7)

The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stakeholders which are under active consideration by the Ministry. The Company will assess the impact and its evaluation once the subject rules are notified and will give appropriate impact in its financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

8)

Employee benefits expense for the quarter and nine months ended December 31, 2021 and December 31, 2020 is net of Government grants received by certain subsidiary companies amounting to ₹ Nil (£Nil) (₹ 38.21 crores (£4.0 million)) and ₹ 148.31 crores (£14.45 million) (₹ 1,754.08 crores (£182.9 million)) respectively.

9)

Tata Motors Limited at its Board meeting held on October 12, 2021, approved the incorporation of a wholly owned subsidiary (“TML EV Co”) to undertake its passenger electric mobility business and executed a Securities Subscription Agreement with India Markets Rio Pte Ltd, an entity affiliated with TPG Rise Climate (the climate investing strategy of TPG’s global impact investing platform TPG Rise) for an aggregate investment of ₹ 7,500 crores in TML EV Co over the period of 18 months from the date of completion of the first tranche. Accordingly, Tata Passenger Electric Mobility Limited (TPEML) is formed on December 21, 2021.

The Proposed Transaction involves the primary investment of ₹ 7,500 crores by TPG Rise Climate in TPEML in tranches; and issuance and allotment of compulsorily convertible preference shares, having face value of ₹ 1,000 each, by TPEML to TPG Rise Climate in lieu of such investment.

10)

As part of slump sale, the investments in wholly owned subsidiaries of the Company engaged in designing services namely Tata Motors European Technical Centre PLC (TMETC) and Trilix S.r.l (Trilix) have been transferred to Tata Motors Passenger Vehicle Limited, a wholly owned subsidiary of the Company, w.e.f. January 1, 2022. These subsidiaries are being transferred to Tata Passenger Electric Mobility Ltd., a wholly owned subsidiary of the Company. Considering the business plans for these subsidiaries, the Company reassessed the recoverable value of assets belonging to its subsidiaries TMETC and Trilix and accordingly provision for impairment towards the assets is reversed amounting to ₹ 38.18 crores (£3.8 million) and ₹ 48.08 crores (€5.6 million) in TMETC and Trilix, respectively.

11)

Additional Information pursuant to requirement of Regulation 52(4) and Regulation 54(2) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation 2015 as amended and as at nine months ended December 31, 2021:

Sr No	Particulars	Quarter ended			Nine months ended		Year ended
		December 31	September 30	December 31	December 31		March 31
		2021	2021	2020	2021	2020	2021
		Unaudited			Unaudited		Audited
a)	Debt Equity Ratio (number of times)	3.33	3.17	2.48	3.33	2.48	2.46
	[Total Debt(i)/Equity(ii)]
b)	Debt Service Coverage Ratio (number of times) (not annualised) [(Profit/ (loss) before exceptional items and tax + Interest on borrowings)/(Interest on borrowings + Repayment of borrowings)(iii)]	0.21	(0.13)	1.55	(0.04)	0.29	0.50
c)	Interest Service Coverage Ratio (number of times) (not annualised) [(Profit/ (loss) before exceptional items and tax +Interest on borrowings)/Interest on borrowings]	0.66	(0.75)	3.61	(0.15)	0.52	1.49
d)	Capital redemption reserve (₹ In crores)	2.28	2.28	2.28	2.28	2.28	2.28
e)	Debenture redemption reserve (₹ In crores)	904.44	904.44	1,038.84	904.44	1,038.84	904.44
f)	Net worth(iv) (₹ In crores)	43,901.74	44,676.36	57,003.02	43,901.74	57,003.02	55,246.72
g)	Current ratio (number of times)	0.98	0.97	0.87	0.98	0.87	0.93
	[Current assets / Current liabilities]
h)	Long term debt to working capital (number of times) [Long Term Borrowings(v) / Working capital(vi)]	6.35	7.72	81.08	6.35	81.08	9.62
i)	Bad debts to Account receivable ratio (%) [Bad Debts(vii) / Average of trade and other receivables(viii)]	0.03%	0.07%	0.35%	0.79%	0.66%	0.63%
j)	Current liability ratio (number of times) [Current Liabilities (excluding current maturities of Iong term debt and interest accrued on borrowings) / (Total liabilities)]	0.43	0.41	0.44	0.43	0.44	0.47
k)	Total debts to total assets (number of times) [(Non current borrowings + Current borrowings) / Total assets]	0.45	0.45	0.41	0.45	0.41	0.40
l)	Debtors turnover (in times) (not annualised) [Revenue from operations (excluding finance revenue) / Average trade receivables]	6.72	6.29	7.90	16.27	15.59	20.61
m)	Inventory turnover (in times) (not annualised) [Raw material consumed (ix)/ Average inventory(x) ]	1.41	1.20	1.37	3.75	2.74	4.30
n)	Operating margin (%) [(Profit/ (loss) before exceptional items and tax + Finance costs (excluding finance costs pertaining to borrowings sourced by vehicle financing segment) + Foreign exchange (gain)/loss (net)+ Depreciation and amortisation expense - Other Income (excluding incentives)) / Revenue from operations]	9.15%	6.50%	15.00%	7.74%	10.57%	11.86%
o)	Net profit margin (%) [Profit/(loss) for the period / Revenue from operations]	(2.01%)	(7.19%)	3.89%	(5.16%)	(3.60%)	(5.36%)

Notes:

(i)	Total debt includes non-current and current borrowings.

(ii)	Equity = equity attributable to owners of Tata Motors Ltd

(iii)

Repayment of borrowing includes repayment of long-term borrowings, proceeds from short-term borrowings, repayment of short-term borrowings and net change in other short-term borrowings (with maturity up to three months).

(iv)

Net worth has been computed on the basis as stated in Clause 2 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 i.e. Net worth as defined in sub-section (57) of section 2 of the Companies Act, 2013.

(v)	Long term borrowings (including current portion of long term borrowings)

(vi)	Working capital = current assets - current liabilities (excluding current maturities of Iong term debt and interest accrued on borrowings)

(vii)	Bad debts includes written off on trade and other receivables.

(viii)	Average of trade and other receivables includes trade receivables, non-current and current loans and advances, non-current and current other assets.

(ix)	Raw material consumed includes cost of materials consumed, purchase of products for sale and changes in inventories of finished goods, work-in-progress and products for sale.

(x)	Inventory includes raw materials and components, work-in-progress, finished goods, stores and spare parts, consumable tools and goods-in-transit - raw materials and components.

12)

Previous period figures have been re-grouped/ re-classified wherever necessary, to conform to current period’s classification in order to comply with the requirements of the amended Schedule III to the Companies Act, 2013 effective from April 1, 2021.

13)	The Statutory Auditors have carried out a limited review of the consolidated financial results for the quarter and nine months ended December 31, 2021.

Tata Motors Limited
GIRISH WAGH
Pune, January 31, 2022	Executive Director

News Release – 5	January 31, 2022

Independent Auditors Report (Standalone)

INDEPENDENT AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF TATA MOTORS LIMITED

Report on the audit of the Standalone Financial Results

Opinion

We have audited the accompanying standalone quarterly financial results of Tata Motors Limited (the ‘‘Company”) which includes two joint operations consolidated on a proportionate basis for the quarter ended 31 December 2021 and the year to date results for the period from 01 April 2021 to 31 December 2021, attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 and Regulation 52 read with Regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, and based on the consideration of the report of the other auditor on separate financial statements/ financial information of one joint operation as was audited by the other auditor, these standalone financial results:

i.	are presented in accordance with the requirements of Regulation 33 and Regulation 52 read with Regulation 63(2) of the Listing Regulations in this regard; and

ii.

give a true and fair view in conformity with the recognition and measurement principles laid down in the applicable accounting standards and other accounting principles generally accepted in India of the net profit and other comprehensive income and other financial information for the quarter ended 31 December 2021 as well as net loss and other comprehensive income and other financial information for the year to date results for the period from 01 April 2021 to 31 December 2021.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SAs”) specified under section 143(10) of the Companies Act, 2013 (“the Act”). Our responsibilities under those SAs are further described in the Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial results under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us along with the consideration of the audit report of the other auditor referred to in “Other Matter” paragraph below, is sufficient and appropriate to provide a basis for our opinion on the standalone financial results.

Emphasis of Matter

a)

We draw your attention to Note 7 to these financial results, which describes the economic and social consequences/disruption the Company is facing as a result of COVID-19 which is impacting supply chains / consumer demand / financial markets /commodity prices / personnel available for work.

b)

The re-appointment of the erstwhile CEO and Managing Director for the period 15 February 2021 to 30 June 2021 and the related remuneration is subject to approval of the Central Government since the erstwhile CEO and Managing Director was a non-resident. The Company has filed the necessary application and is awaiting approval.

Our opinion is not modified in respect of the above matters.

Management’s and Board of Directors’ Responsibilities for the Standalone Financial Results

These standalone quarterly financial results as well as the year to date standalone financial results have been prepared on the basis of the interim financial statements.

The Company’s Management and Board of Directors are responsible for the preparation of these financial results that give a true and fair view of the net profit/loss and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, ‘Interim Financial Reporting’ prescribed under Section 133 of the Act and other accounting principles generally accepted in India and in compliance with Regulation 33 and Regulation 52 read with Regulation 63(2) of the Listing Regulations. The respective Board of Directors of the Company and its joint operations are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the respective company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the standalone financial results, the Management and the respective Board of Directors of the Company and its joint operations are responsible for assessing the ability of each company to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the Company and its joint operations is also responsible for overseeing the financial reporting process of respective company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the standalone financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial results.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results (continued)

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

◾

Identify and assess the risks of material misstatement of the standalone financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

◾

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control.

◾	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

◾

Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

◾

Evaluate the overall presentation, structure and content of the standalone financial results, including the disclosures, and whether the financial results represent the underlying transactions and events in a manner that achieves fair presentation.

◾

Obtain sufficient appropriate audit evidence regarding the financial results/financial information of the joint operations of the Company to express an opinion on the standalone financial results. We are responsible for the direction, supervision and performance of the audit of financial information of such joint operation included in the standalone financial results of which we are the independent auditors. For the other joint operation included in the standalone annual financial results, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion. Our responsibilities in this regard are further described in section titled “Other Matter” in this audit report.

We communicate with those charged with governance of the Company and such joint operation included in standalone financial results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Other Matter

The standalone financial results include the audited financial results of one joint operation, whose interim financial statements/financial results/ financial information reflect total revenue (before consolidation adjustments) of Rs. 3,889.69 crores and Rs. 10,213.55 crores and net profit after tax (before consolidation adjustments) of Rs. 208.03 crores and Rs. 399.34 crores for the quarter ended 31 December 2021 and for the period from 01 April 2021 to 31 December 2021 respectively as considered in the standalone financial results, which have been audited by their independent auditor. The independent auditors’ report on interim financial statements/ financial results/financial information of this joint operation has been furnished to us by the management and our opinion on the standalone financial results, in so far as it relates to the amounts and disclosures included in respect of this joint operation, is based solely on the report of such auditor. Our opinion on the standalone financial results is not modified in respect of the above matter with respect to our reliance on the work done and the report of the other auditor.

For B S R & Co. LLP

Chartered Accountants

Firm’s Registration No: 101248W/W-100022

Shiraz Vastani
Partner
Place: Pune	Membership No.: 103334
Date: 31 January 2022	UDIN: 22103334AAAAAE7977

News Release – 6	January 31, 2022

Standalone Financial Results

TATA MOTORS LIMITED

Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2021

	Particulars	Quarter ended				Nine months ended		Year ended
		December 31,		September 30,	December 31,	December 31,	December 31,	March 31,
		2021		2021	2020	2021	2020	2021

I	Revenue from operations		Audited
	(a) Revenue		12,259.02	10,890.06	9,530.16	29,656.36	16,482.15	29,769.07
	(b) Other operating revenue		93.76	105.96	105.62	269.05	212.46	405.96
	Total revenue from operations (a)+(b)		12,352.78	10,996.02	9,635.78	29,925.41	16,694.61	30,175.03
II.	Other income (includes Government incentives)		138.74	201.30	86.75	464.59	309.31	419.99
III.	Total Income (I+II)		12,491.52	11,197.32	9,722.53	30,390.00	17,003.92	30,595.02
IV.	Expenses
	(a) Cost of materials consumed		8,499.61	7,256.09	6,526.49	20,656.65	10,676.87	19,050.74
	(b) Purchases of products for sale		1,342.76	1,183.22	913.68	3,424.20	1,942.78	3,156.80
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		(188.35)	(26.29)	(609.68)	(1,274.30)	(972.52)	(609.55)
	(d) Employee benefits expense		918.10	886.25	879.27	2,725.91	2,504.33	3,341.53
	(e) Finance costs		535.55	530.94	575.81	1,629.98	1,634.50	2,110.83
	(f) Foreign exchange (gain)/loss (net)		33.80	17.79	1.21	87.01	6.86	32.62
	(g) Depreciation and amortisation expense		452.15	432.68	459.23	1,302.71	1,275.12	1,730.71
	(h) Product development/engineering expenses		122.83	116.08	85.24	331.27	204.83	348.71
	(i) Other expenses		1,589.72	1,548.94	1,237.65	4,186.14	2,599.78	4,194.74
	(j) Amount transferred to capital and other accounts		(233.09)	(209.66)	(177.14)	(643.57)	(547.17)	(794.93)
	Total expenses (IV)		13,073.08	11,736.04	9,891.76	32,426.00	19,325.38	32,562.20
V.	Profit/(loss) before exceptional items and tax (III-IV)		(581.56)	(538.72)	(169.23)	(2,036.00)	(2,321.46)	(1,967.17)
VI.	Exceptional Items
	(a) Employee separation cost		0.09	5.26	60.53	6.48	63.14	184.19
	(b) Provision/(reversal) for loan given to/investment and cost of closure in subsidiary companies/ joint venture (net)		—	27.90	(10.27)	54.18	82.36	123.36
	(c) Others (refer note 9)		—	—	—	(2.52)	—	—
VII.	Profit/(loss) before tax from continuing operations (V-VI)		(581.65)	(571.88)	(219.49)	(2,094.14)	(2,466.96)	(2,274.72)
VIII.	Tax expense/(credit) (net) of continuing operations
	(a) Currrent tax		11.10	12.94	2.06	28.74	2.06	20.16
	(b) Deferred tax		42.74	(9.14)	17.97	29.70	(9.78)	0.56
	Total tax expense (net)		53.84	3.80	20.03	58.44	(7.72)	20.72
IX.	Profit/(loss) for the period from continuing operations (VII-VIII)		(635.49)	(575.68)	(239.52)	(2,152.58)	(2,459.24)	(2,295.44)
X.	Profit/(loss) before tax for the period from discontinued operations (refer note 6)		834.77	(68.73)	(381.05)	392.51	(1,535.89)	(37.85)
XI.	Tax expense/(credit) (net) of discontinued operations
	(a) Currrent tax		23.43	14.92	17.47	44.14	46.00	62.15
	(b) Deferred tax		—	—	—	—	—	—
	Total tax expense		23.43	14.92	17.47	44.14	46.00	62.15
XII.	Profit/(loss) for the period after tax from discontinued operations (X-XI)		811.34	(83.65)	(398.52)	348.37	(1,581.89)	(100.00)
XIII.	Profit/(loss) for the period (IX+XII)		175.85	(659.33)	(638.04)	(1,804.21)	(4,041.13)	(2,395.44)
XIV.	Other comprehensive income/(loss):
	(A) (i) Items that will not be reclassified to profit and loss		(128.19)	137.98	175.00	181.37	216.73	342.22
	(ii) Income tax (expense)/credit relating to items that will not be reclassified to profit and loss		22.91	(21.77)	0.64	(12.92)	(0.22)	(8.60)
	(B) (i) Items that will be reclassified to profit and loss		14.24	9.54	38.12	(8.09)	140.54	168.12
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit and loss		(4.97)	(3.35)	(13.31)	2.83	(49.11)	(58.75)
	Total other comprehensive income/(loss)		(96.01)	122.40	200.45	163.19	307.94	442.99
XV.	Total comprehensive income/(loss) for the period (XIII+XIV)		79.84	(536.93)	(437.59)	(1,641.02)	(3,733.19)	(1,952.45)
XVI.	Paid-up equity share capital (face value of ₹2 each)		765.86	765.81	719.54	765.86	719.54	765.81
XVII.	Reserves excluding revaluation reserve (as per balance sheet of previous accounting year)							18,290.16
XVIII.	Earnings/(loss) per share (EPS)
	Earnings/(loss) per share from continuing operations (EPS)
	(a) Ordinary shares (face value of ₹ 2 each) :
	(i) Basic	₹	(1.66)	(1.50)	(0.66)	(5.62)	(6.83)	(6.31)
	(ii) Diluted	₹	(1.66)	(1.50)	(0.66)	(5.62)	(6.83)	(6.31)
	(b) ‘A’ Ordinary shares (face value of ₹2 each)
	(i) Basic	₹	(1.66)	(1.50)	(0.66)	(5.62)	(6.83)	(6.31)
	(ii) Diluted	₹	(1.66)	(1.50)	(0.66)	(5.62)	(6.83)	(6.31)
	Earnings/(loss) per share from discontinued operations (EPS)
	(a) Ordinary shares (face value of ₹ 2 each) :
	(i) Basic	₹	2.11	(0.22)	(1.11)	0.90	(4.40)	(0.28)
	(ii) Diluted	₹	2.10	(0.22)	(1.11)	0.90	(4.40)	(0.28)
	(b) ‘A’ Ordinary shares (face value of ₹2 each)
	(i) Basic	₹	2.21	(0.22)	(1.11)	1.00	(4.40)	(0.28)
	(ii) Diluted	₹	2.20	(0.22)	(1.11)	1.00	(4.40)	(0.28)
	Earnings/(loss) per share from continuing and discontinued operations (EPS)
	(a) Ordinary shares (face value of ₹ 2 each) :
	(i) Basic	₹	0.45	(1.72)	(1.77)	(4.72)	(11.23)	(6.59)
	(ii) Diluted	₹	0.44	(1.72)	(1.77)	(4.72)	(11.23)	(6.59)
	(b) ‘A’ Ordinary shares (face value of ₹2 each)
	(i) Basic	₹	0.55	(1.72)	(1.77)	(4.62)	(11.23)	(6.59)
	(ii) Diluted	₹	0.54	(1.72)	(1.77)	(4.62)	(11.23)	(6.59)
		Not annualised

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles, as well as sale of related parts and accessories. The Company’s products mainly include commercial vehicles and passenger vehicles. Accordingly, the Company has Commercial Vehicles and Passenger Vehicles as two reportable segments. The segment information is provided to and reviewed by Chief Operating Decision Maker (CODM).

(₹ in crores)

	Particulars	Quarter ended			Nine months ended		Year ended
		December 31,	September 30,	December 31,	December 31,	December 31,	March 31,
		2021	2021	2020	2021	2020	2021
		Audited
A.	Segment Revenue :
	Revenue from operations
I.	Commercial Vehicles	12,316.21	10,947.21	9,530.16	29,805.78	16,560.49	29,899.06
II.	Corporate/Unallocable	36.57	48.81	105.62	119.63	134.11	275.97

	Total Segment Revenue	12,352.78	10,996.02	9,635.78	29,925.41	16,694.61	30,175.03
	Less: Inter segment revenue	—	—	—	—	—	—

	Revenue from operations	12,352.78	10,996.02	9,635.78	29,925.41	16,694.61	30,175.03

	Revenue from discoutinued operation (Passenger Vehicles)	8,606.60	7,442.54	4,994.82	21,376.71	10,290.97	16,856.43
B.	Segment results before other income (excluding government incentives), finance costs, foreign exchange gain/(loss) (net), exceptional items and tax for continued operations:
I.	Commercial Vehicles	(76.74)	(99.71)	350.09	(550.45)	(787.25)	18.38
II.	Corporate/Unallocable	(29.28)	(45.71)	4.20	(118.43)	(68.44)	(89.23)

	Total Segment results	(106.02)	(145.42)	354.29	(668.88)	(855.69)	(70.85)
	Less: Inter segment eliminations	—	—	—	—	—	—

	Net Segment results	(106.02)	(145.42)	354.29	(668.88)	(855.69)	(70.85)
	Add/(Less) : Other income (excluding incentives)	93.81	155.43	53.50	349.87	175.59	247.13
	Add/(Less) : Finance costs	(535.55)	(530.94)	(575.81)	(1,629.98)	(1,634.50)	(2,110.83)
	Add/(Less) : Foreign exchange gain/(loss) (net)	(33.80)	(17.79)	(1.21)	(87.01)	(6.86)	(32.62)
	Add/(Less) : Exceptional items
	-Commercial Vehicles	(0.09)	(1.02)	(54.96)	0.28	(57.72)	(159.21)
	-Corporate/Unallocable	—	(32.14)	4.70	(58.42)	(87.78)	(148.34)

	Profit/(loss) before tax from continuing operations	(581.65)	(571.88)	(219.49)	(2,094.14)	(2,466.96)	(2,274.72)
	Profit/(loss) before tax from discontinued operations (Passenger Vehicles) (refer note 6)	834.77	(68.73)	(381.05)	392.51	(1,535.89)	(37.85)

	Total profit/(loss) before tax	253.12	(640.61)	(600.54)	(1,701.63)	(4,002.85)	(2,312.57)

			As at September 30,		As at December 31,		As at March 31,
			2021		2021	2020	2021
C.	Segment Assets		Audited		Audited
I.	Commercial Vehicles		23,539.32		23,763.92	22,585.96	22,478.62
II.	Passenger Vehicles		4,953.74		5,516.53	15,555.42	16,669.73
III.	Corporate/Unallocable		26,212.94		24,943.85	22,941.12	25,690.51

	-Total		54,706.00		54,224.30	61,082.50	64,838.86
IV.	Assets classified as held for sale (Passenger Vehicles)		13,672.01		15,718.47	—	—

	Assets classified as held for sale (Others)		—		—	206.06	220.80

	Total Assets		68,378.01		69,942.77	61,288.56	65,059.66
D.	Segment Liabilities
I.	Commercial Vehicles		14,383.51		16,196.17	14,018.15	16,296.11
II.	Passenger Vehicles		1,436.54		1,347.11	5,765.13	5,725.94
III.	Corporate/Unallocable		28,593.55		26,821.08	26,835.19	23,981.64

	-Total		44,413.60		44,364.36	46,618.47	46,003.69
	Liabilities directly associated with Assets Classified as Held For Sale (Passenger Vehicles)		6,624.37		8,141.64	—	—

	Total Liabilities		51,037.97		52,506.00	46,618.47	46,003.69

Notes:

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on January 31, 2022.

2)

The above results include the Company’s proportionate share of income and expenditure in its two Joint Operations, namely Tata Cummins Private Limited and Fiat India Automobiles Private Limited. Below are supplementary details of Tata Motors Limited on standalone basis excluding interest in the aforesaid two Joint Operations:

(₹ in crores)

Particulars		Quarter ended			Nine months ended		Year ended
		December 31,	September 30,	December 31,	December 31,	December 31,	March 31,
		2021	2021	2020	2021	2020	2021
1	Revenue from operations	12,197.46	10,833.99	9,524.85	29,476.85	16,454.56	29,821.77
2	Profit/(loss) before tax from continuing operations	(627.21)	(621.26)	(263.65)	(2,162.50)	(2,479.79)	(2,414.00)
3	Profit/(loss) after tax from continuing operations	(645.18)	(596.10)	(250.92)	(2,152.44)	(2,429.98)	(2,348.72)
4	Profit/(loss) before tax from discontinued operations	705.36	(188.16)	(449.57)	143.81	(1,792.00)	(338.35)
5	Profit/(loss) after tax from discontinued operations	705.36	(188.16)	(449.57)	143.81	(1,792.00)	(338.35)

3)

Additional Information pursuant to requirement of Regulation 52(4) and Regulation 54(2) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation 2015 as amended and as at nine months ended December 31, 2021:

Sr No	Particulars	Quarter ended			Nine months ended		Year ended
		December 31,	September 30,	December 31,	December 31,	December 31,	March 31,
		2021	2021	2020	2021	2020	2021
		Audited
a)	Debt Equity Ratio (number of times) [Total Debt(i)/ Equity(ii)]	1.41	1.52	1.68	1.41	1.68	1.14
b)	Debt Service Coverage Ratio (number of times) (not annualised) [(Profit/(loss) before exceptional items and tax+Interest on Borrowings)/(Interest on Borrowings + Repayment of Borrowings(iii))]	(0.08)	(0.03)	0.10	(1.51)	(0.14)	(0.01)
c)	Interest Service Coverage Ratio (number of times) (not annualised) [(Profit/(loss) before exceptional items and tax+Interest on Borrowings)/Interest on Borrowings]	(0.58)	(0.18)	0.59	(0.54)	(0.61)	(0.04)
d)	Capital redemption reserve (₹ In crores)	2.28	2.28	2.28	2.28	2.28	2.28
e)	Debenture redemption reserve (₹ In crores)	904.44	904.44	1038.84	904.44	1,038.84	904.44
f)	Net worth (₹ In crores)(iv)	17,436.77	17,340.04	14,670.09	17,436.77	14,670.09	19,055.97
g)	Current ratio (number of times) [Current assets (excluding Assets classified as held for sale) / Current liabilities (excluding Liabilities directly associated with Assets Classified as Held For Sale]	0.61	0.67	0.49	0.61	0.49	0.60
h)	Long term debt to working capital (number of times) [Long Term Borrowings(v)/Working capital(vi)]	(2.90)	(3.78)	(1.95)	(2.90)	(1.95)	(2.61)
i)	Bad debts to Account receivable ratio (%) [Bad Debts(vii) / Average of Trade and other Receivables(viii)]	0.00%	0.01%	0.22%	0.99%	1.77%	2.40%
j)	Current liability ratio (number of times)	0.42	0.43	0.49	0.42	0.49	0.50
	[Current liabilities (excluding current maturities of Iong term debt, interest accrued on borrowings and Liabilities directly associated with Assets Classified as Held For Sales) / (Total liabilities)]
k)	Total debts to total assets (number of times) [(Non current borrowings + Current borrowings) / Total assets]	0.35	0.39	0.40	0.35	0.40	0.33
l)	Debtors turnover (number of times) (not annualised) [Revenue from operations / Average Trade receivables]	4.46	4.69	6.1	11.87	10.20	14.84
m)	Inventory turnover (number of times) (not annualised) [Raw material consumed(ix) / average inventory(x)]	2.02	1.52	1.99	5.39	3.67	5.15
n)	Operating margin (%) [(Profit/(loss) before tax from continuing operations +/(-) Exceptional Items + Net Finance Charges + Depreciation and amortisation—Other Income (excluding incentives)) / Revenue from operations]	2.80%	2.61%	8.44%	2.12%	2.51%	5.50%
o)	Net profit margin (%) [Net profit after tax / Revenue from continuing operations]	(5.14%)	(6.00%)	(2.49%)	(7.19%)	(14.73%)	(7.94%)
p)	Asset cover ratio (number of times)[1] [Secured Assets(xi) / Secured Borrowings(xii)]	1.34	1.34	1.26	1.34	1.26	1.26

1	As at December 31, 2021

8.80% non-convertible debentures of face value of ₹ 1,000 crores are secured by creating a pari passu charge on certain tangible fixed assets, right of use assets, capital work-in-progress and fixed deposits.

Notes:

i	Total debts includes non current and current borrowings

ii	Equity = Equity share capital + Other equity

iii

Repayment of borrowings includes repayment of long-term borrowings, proceeds from short-term borrowings, repayment of short-term borrowings and net change in other short-term borrowings (with maturity up to three months).

iv

Net Worth has been computed on the basis as stated in Clause 2 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 i.e. Net worth as defined in sub-section (57) of section 2 of the Companies Act, 2013.

v	Long term borrowings (including current portion of long term borrowings).

vi

Working capital = Current assets (excluding Assets classified as held for sale)—Current liabilities (excluding current maturities of Iong term debt, interest accrued on borrowings and liabilities directly associated with assets classified as held for sale).

vii	Bad debts includes written off on trade and other receivables.

viii	Trade and other receivables includes Trade receivables, current and non-current Loans and advances and other current and non-current assets.

ix	Raw material consumed includes Cost of materials consumed, Purchases of products for sale and Changes in inventories of finished goods, work-in-progress and products for sale.

x	Inventory includes Raw materials and components, Work-in-progress, Finished goods, Stores and spare parts, Consumable tools and Goods-in-transit—Raw materials and components.

xi	Secured assets include written down value of secured assets and fixed deposits under lien.

xii	Secured borrowings include 8.80% non-convertible debentures and term loans from financial institutions.

4)

During the year ended March 31, 2020, the Company has allotted 20,16,23,407 Ordinary Shares at a price of ₹ 150 per Ordinary Share aggregating to ₹ 3,024.35 crores and 23,13,33,871 Convertible Warrants (‘Warrants’), each carrying a right to subscribe to one Ordinary Share per Warrant, at a price of ₹ 150 per Warrant (‘Warrant Price’), aggregating to ₹ 3,470.00 crores on a preferential basis to Tata Sons Private Limited. An amount equivalent to 25% of the Warrant Price was paid at the time of subscription and the balance 75% of the Warrant Price was payable by the Warrant holder against each Warrant at the time of allotment of Ordinary Shares pursuant to exercise of the options attached to Warrant(s) to subscribe to Ordinary Share(s) by June 2021.The Company has fully utilised the amount of ₹ 3,891.85 crores towards repayment of debt, and other general corporate purposes of the Company and its subsidiaries. During the quarter and year ended March 31, 2021, on exercise of options by Tata Sons Private Limited and on receipt of the balance subscription money of ₹ 2,602.51 crores, the Company has fully converted 23,13,33,871 convertible warrants into Ordinary Shares, that were issued during the year ended March 31, 2020. As at December 31, 2021 the Company has utilised amount of ₹ 2,302.50 crores towards repayment of debt, and other general corporate purposes of the Company.

5)

The Board of Directors had, at its meeting held on July 31,2020, approved (subject to the requisite regulatory and other approvals) a Scheme of Arrangement between Tata Motors Limited and Tata Motors Passenger Vehicles Limited (formerly known as TML Business Analytics Services Limited) (Transferee Company) for:

(a)

Transfer of the PV Undertaking of the Company as a going concern, on a slump sale basis as defined under Section 2(42C) of the Income-tax Act, 1961, to the Transferee Company for a lump sum consideration of ₹ 9,417.00 crores through issuance of equity shares; and

(b)

Reduction of its share capital without extinguishing or reducing its liability on any of its shares by writing down a portion of its securities premium account to the extent of ₹ 11,173.59 crores, with a corresponding adjustment to the accumulated losses of the Company.

The Scheme of Arrangement has been approved by the National Company Law Tribunal, Mumbai Bench on August 24, 2021. The Company has received all other necessary regulatory approvals and the scheme is effective from January 1, 2022.

The results of PV undertaking alongwith joint operation Fiat India Automobiles Private Limited (FIAPL) has been disclosed as discontinued operations. Post transfer of PV undertaking, the arrangement with FIAPL will be considered as Joint Venture of the Company. The comparative statement of profit and loss has been presented as if this operation was discontinued in the prior periods as well.

The Company has stopped depreciation from the date of receipt of NCLT order. Accordingly Depreciation and Amortisation of ₹ 211.10 crores is not provided from August 25, 2021 to September 30, 2021 and ₹ 525.97 crores is not provided during quarter ended December 31, 2021.

6)

As part of above slump sale, the investments in wholly owned subsidiaries of the Company engaged in designing services namely Tata Motors European Technical Centre PLC (TMETC) and Trilix S.r.l (Trilix) have been transferred to Tata Motors Passenger Vehicle Limited (a wholly owned subsidiary of the Company) w.e.f. January 1, 2022. These two subsidiaries (TMETC and Trilix) are being transferred to Tata Passenger Electric Mobility Ltd., a wholly owned subsidiary of the Company. Considering the business plans for these subsidiaries, the Company reassessed their investment carrying value and accordingly provision for impairment towards these investments is reversed amounting to ₹ 526.64 crores and ₹ 33.27 crores in TMETC and Trilix, respectively. This reversal is included in profit/(loss) before and after tax from discontinued operations and it is an exceptional item.

7)

Covid-19 pandemic has rapidly spread throughout the world, including India. Governments in India and across the world have taken significant measures to curb the spread of the virus including imposing mandatory lockdowns and restrictions in activities. Consequently, Company’s manufacturing plants and offices had to be closed down / operate under restrictions for a considerable period of time. Lockdowns / restrictions have impacted the Company operationally including on commodity prices, supply chain matters (including semiconductor supplies) and consumer demand. More recently, the next wave of the pandemic has impacted India and other countries. The Company is monitoring the situation closely taking into account the increasing level of infections in India and across the world and directives from the various Governments. Management believes that it has taken into account all the possible impacts of known events arising from Covid-19 pandemic in the preparation of the financial results including but not limited to its assessment of Company’s liquidity and going concern, recoverable values of its property, plant and equipment, intangible assets, intangible assets under development and the net realisable values of other assets. However, given the effect of these lockdowns and restrictions on the overall economic activity and in particular on the automotive industry, the impact assessment of Covid-19 on the above mentioned financial results captions is subject to significant estimation uncertainties due to its nature and duration and, accordingly, the actual impacts in future may be different from those estimated as at the date of approval of these financial results. The Company will continue to monitor any material changes to future economic conditions and consequential impact on its financial results.

8)

The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stakeholders which are under active consideration by the Ministry. The Company will assess the impact and its evaluation once the subject rules are notified and will give appropriate impact in its financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

9)

During the nine months ended December 31, 2021 the Company has completed the sale of certain assets related to defence business to Tata Advanced Systems Limited (TASL) for sale consideration of ₹ 234.09 crores againts the Net Assets of ₹ 231.57 crores resulting in a gain of ₹ 2.52 crores recorded as an exceptional item in Statement of Profit and Loss.

10)

Tata Motors Limited at its Board meeting held on October 12, 2021, approved the incorporation of a wholly owned subsidiary (“TML EV Co”) to undertake its passenger electric mobility business and executed a Securities Subscription Agreement with India Markets Rio Pte Ltd, an entity affiliated with TPG Rise Climate (the climate investing strategy of TPG’s global impact investing platform TPG Rise) for an aggregate investment of ₹ 7,500 crores in TML EV Co over the period of 18 months from the date of completion of the first tranche. Accordingly, Tata Passenger Electric Mobility Limited (TPEML) is formed on December 21, 2021.

The Proposed Transaction involves the primary investment of ₹ 7,500 crores by TPG Rise Climate in TPEML in tranches; and issuance and allotment of compulsorily convertible preference shares, at face value of ₹ 1,000 each, by TPEML to TPG Rise Climate in lieu of such investment.

11)

Previous period figures have been re-grouped/ re-classified wherever necessary, to conform to current period’s classification in order to comply with the requirements of the amended Schedule III to the Companies Act, 2013 effective from April 1, 2021.

12)	The Statutory Auditors have carried an audit of the above results for the quarter and nine months ended December 31, 2021 and have issued an unmodified opinion on the same.

Tata Motors Limited

Girish Wagh
Pune, January 31, 2022	Executive Director

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com

Tel: +91 22-66657613 www.tatamotors.com

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.